July 15, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Effie Simpson, Office of Manufacturing

Re: Byrna Technologies Inc. (the “Company”) Registration Statement on Form S-1 File No. 333-256684

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above-referenced Registration Statement on Form S-1 (the “S-1”) relating to the registration of 2,587,500 shares (including 337,500 shares to cover over-allotments) of common stock, par value $0.001 per share, of the Company be accelerated so that the same will become effective at 4:00pm, Eastern Time, on July 15, 2021, or as soon thereafter as may be practicable, or at such other time as the Company or its outside counsel, Taft Stettinius & Hollister LLP, may orally request via telephone call that the S-1 be declared effective.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact Kathleen Eick of Taft Stettinius & Hollister LLP at (612) 977-8739.

Very truly yours,

Byrna Technologies Inc.

By:	/s/ Bryan Ganz
Name:	Bryan Ganz
Title:	President and Chief Executive Officer